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3-24-2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2004

SEC FILE NUMBER
8-
29393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/03___ AND ENDING___12/31/03___
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Heitman Securities LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

191 North Wacker Drive – Suite 2500
                          (No. and Street)

Chicago   **Illinois**   **60606**
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas McCarthy   **(312) 541-6744**
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive   **Chicago**   **Illinois**   **60601**
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ **Thomas McCarthy** _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ **Heitman Securities LLC** _____ , as of _____ **December 31** _____ , 20 **03** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

"OFFICIAL SEAL"
SUSAN M. WHELIHAN
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 11/20/2007

_____
Notary Public

Signature **Thomas McCarthy**

Managing Director
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



HEITMAN SECURITIES LLC

Financial Statements and Supplementary Schedules

Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2003

(With Independent Auditors' Report Thereon)

HEITMAN SECURITIES LLC

Table of Contents



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Members of
Heitman Securities LLC:

We have audited the accompanying statement of financial condition of Heitman Securities LLC (a wholly owned subsidiary of Heitman Financial Services LLC) as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Heitman Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heitman Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



February 20, 2004





Chicago Office
Celebrating
years
1904-2004

HEITMAN SECURITIES LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	45,257
Due from Heitman Financial Services LLC (Parent)		451,491
Other assets		3,533
Total assets	$	500,281

Member's Equity

Member's equity	$	500,281
Total member's equity	$	500,281

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Operations

Year ended December 31, 2003

Revenue:		
Placement fee	$	50,000
Interest income		151
Total revenue		50,151
Expenses:		
Legal fees		4,849
Audit fees		6,850
Corporate allocation		24,000
Other		2,903
Total expenses		38,602
Net income	$	11,549

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Changes in Member's Equity

Year ended December 31, 2003

Balance – January 1, 2003	$	488,732
Net income		11,549
Balance – December 31, 2003	$	500,281

See accompanying notes to financial statements.

HEITMAN SECURITIES LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	11,549
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in due from Heitman Financial Services LLC		(19,331)
Decrease in other assets		1,450
Cash flows used in operating activities		(6,332)
Net decrease in cash and cash equivalents		(6,332)
Cash and cash equivalents at beginning of year		51,589
Cash and cash equivalents at end of year	$	45,257

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Heitman Securities LLC (the Company) is a wholly owned subsidiary of Heitman Financial Services LLC (HFSL), which is a wholly owned subsidiary of Heitman LLC (HLLC), a limited liability company with two members. The members of HLLC are Old Mutual (HFL) Inc., a wholly owned subsidiary of Old Mutual (US) Holdings Inc., and KE I LLC, a limited liability company consisting of employees of HLLC. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company earns fees from affiliates for arranging investments in limited partnerships and similar vehicles.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less, including an investment in a money market account, to be cash equivalents.

(d) Revenue Recognition

Fees from affiliates for investments in limited partnerships and similar vehicles are recognized when all obligations for performance in connection with the related transactions have been satisfied by the parties involved.

(2) Income Taxes

No provision for income taxes is made in the accompanying financial statements since the Company is treated as a partnership for income tax purposes whereby the member is responsible for recording the Company's income in its income tax returns.

(3) Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(3). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1), and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2003, the Company had net capital of $44,851 which was $39,851 in excess of its required capital of $5,000. The Company did not have any aggregate indebtedness at December 31, 2003.

(5) Fair Value of Financial Instruments

The Company believes that the carrying amount of its financial instruments is a reasonable estimate of fair value due to their short-term nature.

(6) Transactions with Affiliates

(a) Due from Parent

On February 26, 1999, the Company made a non-interest bearing loan to HFSL that is repayable on demand but in no event later than December 31, 2006. The loan totaled $451,491 as of December 31, 2003 and is reflected as Due from Heitman Financial Services LLC (Parent) in the accompanying Statement of Financial Condition.

(b) Corporate Allocation

In addition to specific operating expenses incurred by the Company and charged directly to operations, certain compensation and occupancy costs are incurred in common for the Company by HLLC. Pursuant to an agreement with HLLC, effective January 1, 2003, the Company is allocated a share of these costs, as follows:

Compliance coordinator	$	15,000
AML compliance activities		4,000
Maintenance of books, records, annual audit, etc.		5,000
Total annual charges	$	24,000

These costs are considered non-interest bearing loans that are repayable on demand but in no event later than December 31, 2006. As of December 31, 2003, the Company paid $24,000 to HLLC in relation to such allocated costs.

In the opinion of management, the aforementioned corporate allocation is believed to be reasonable; however, the allocated costs are not necessarily indicative of the expenses the Company may have incurred on its own account.

HEITMAN SECURITIES LLC

Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c3-1 of the Securities Exchange Commission

December 31, 2003

Total member's equity	$	500,281
Less nonallowable assets		455,024
Net capital before haircuts		45,257
Haircuts on securities (cash equivalents)		406
Net capital		44,851
Net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	39,851
Aggregate indebtedness	$	—
Ratio of aggregate indebtedness to net capital		—

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing as of December 31, 2003.

See accompanying independent auditors' report.

HEITMAN SECURITIES LLC

Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(3) of the Rule.

See accompanying independent auditors' report.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Members
Heitman Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Heitman Securities LLC (the Company), for the year ended December 31, 2003, we considered its internal control, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



10





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 20, 2004